UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 2)*

                MARVEL ENTERPRISES, INC. (formerly Toy Biz, Inc.)
--------------------------------------------------------------------------------

                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------

                         (Title of Class of Securities)

                                    57383M108
                             ----------------------

                                 (CUSIP Number)

                              Brian M. Feldman, Esq.
                    Fried, Frank, Harris, Shriver & Jacobson
                               One New York Plaza
                            New York, New York 10004
                                 (212) 859-8719

                               November 30 , 2001
                             ----------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

NOTE: Schedules filed in paper format should include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  57383M108                   13D

1   NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

    Whippoorwill Associates Inc.
    13-3595884

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [x]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    OO; WC

5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           -0-

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       4,097,199

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         -0-

                10  SHARED DISPOSITIVE POWER

                    4,097,199

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    4,097,199

12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11)                 [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)



14  TYPE OF REPORTING PERSON*

    IA, CO


    *SEE INSTRUCTIONS

                                SCHEDULE 13D
                                ------------

          This Amendment No. 2 to Schedule 13D amends and supplements the Statement on Schedule 13D relating to the Common Stock, par value $.01 per share (the "Common Stock"), of Marvel Enterprises, Inc., a Delaware corporation (the "Issuer"), filed on October 13, 1998, as amended on October 22, 1998.

Item 1.   Security and Issuer.
------    -------------------

          Unchanged.

Item 2.   Identity and Background.
------    -----------------------

          Item 2 is amended and supplemented by adding the following paragraph;

          Pursuant to its terms, the Trust was liquidated on January 24, 2000 and all shares of Common Stock were transferred to the Holders, according to their pro rata ownership in the Trust. As used throughout this
Schedule 13D, the term "Holders" shall mean the investment advisory clients of Whippoorwill.

Item 3.   Source and Amount of Funds or Other Consideration.
------    -------------------------------------------------

          Unchanged.

Item 4.   Purpose of Transaction.
------    ----------------------

          Unchanged.

Item 5.   Interest in Securities of the Issuer.
------    ------------------------------------

          Item 5 is amended in its entirety as follows;

          (a) and (b)

          The percentages set forth in this Item 5 are based on 34,762,984 shares of Common Stock outstanding, as reported in the Issuer's Form 10-Q filed on November 14, 2001.

          The Holders, in the aggregate, directly own 1,378,794 shares of Common Stock, which represents approximately 4.0% of the total outstanding Common Stock. The Holders, in the aggregate, directly own 2,616,367 shares of 8% Preferred Stock, which are convertible into 2,718,405 additional shares of Common Stock (based on the conversion ratio of 1.039 shares of Common Stock for each share of 8% Preferred Stock). As a result, the Holders, in the aggregate, directly beneficially own 4,097,199 shares of Common Stock, representing approximately 10.9% (computed in accordance with Rule 13d-3(d) under the Act) of the outstanding Common Stock.

          Since Whippoorwill has discretionary authority with respect to the investments of and acts as agent for its clients, Whippoorwill has shared power to vote and dispose of the 4,097,199 shares of Common Stock owned by the Holders. The information required by Item 2 with respect to Whippoorwill is set forth in item 2 above.

          In addition, Whippoorwill may be deemed to beneficially own or have or share power to vote or direct the vote with respect to all the shares of Common Stock and 8% Preferred Stock owned by the Other Reporting Persons. Whippoorwill does not have any pecuniary interest nor do they have any dispositive power over the shares of Common Stock or 8% Preferred Stock owned by the Other Reporting Persons. Reference is hereby made to the following filings with the SEC with respect to information in Item 2 of
Schedule 13D required to be provided by Whippoorwill with respect to the Other Reporting Persons under Item 5 of Schedule 13D:

     1. For information with respect to Avi Arad, please see Item 2 of the
        Schedule 13D filed by Avi Arad;

     2. For information with respect to the Dickstein Entities, please see
        Item 2 of the Schedule 13D filed by the Dickstein Entities;

     3. For information with respect to the Perlmutter Entities, please see
        Item 2 of the Schedule 13D filed by the Perlmutter Entities;

     4. For information with respect to The Chase Manhattan Bank, please see Item 2 of the Schedule 13D filed by The Chase Manhattan Bank; and

     5. For information with respect to Morgan Stanley, please see Item 2 of the Schedule 13D filed by Morgan Stanley.

          (c) Not Applicable.

          (d) The Holders have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported herein. No Holder beneficially owns more than 5% of the Common Stock.

          (e) Not applicable.


Item 6.   Contracts Arrangements, Understandings or Relationships
------    -------------------------------------------------------
          With Respect to Securities of the Issuer.
          ----------------------------------------

          Item 6 is hereby amended and supplemented by adding the following:

          On November 30, 2001, Whippoorwill, as agent for the Holders, Avi Arad, Isaac Perlmutter ("Perlmutter"), Morgan Stanley & Co. Incorporated (the "Stockholders"), and the Issuer entered into an Agreement (the "Voting Agreement") whereby the Stockholders agreed to vote their shares of Common Stock and 8% Preferred Stock in favor of the following three proposals of the Issuer at a future meeting of the shareholders of the Issuer;

          (i) the issuance of warrants to Perlmutter pursuant to the warrant agreement between the Company and Perlmutter, dated as of November 30, 2001;

          (ii) the issuance of stock options to Perlmutter pursuant to the employment agreement between the Company and Perlmutter, dated as of November 30, 2001, and the nonqualified stock option agreement between the Company and Perlmutter, dated as of November 30, 2001; and

          (iii) the amendment of the Company's 1998 Stock Incentive Plan to increase the number of shares of Common Stock available for issuance under the Company's 1998 Stock Incentive Plan.

          The Stockholders also agreed, with certain exceptions for Whippoorwill, that they would not transfer or otherwise convey any interest in the shares of Common Stock they beneficially own until the earlier of
(i) the conclusion of the meeting of the shareholders or (ii) March 31, 2002.

          The summary set forth herein of certain provisions of the Voting Agreement does not purport to be a complete description thereof and is qualified in its entirety by reference to the full provisions of the Voting Agreement as filed as an Exhibit to this Statement.

Item 7.   Material to be Filed as Exhibits.
------    --------------------------------

          Item 7 is hereby amended and supplemented by adding the following:

     Exhibit E: Voting Agreement, dated November 30, 2001, by and between the Issuer and Whippoorwill, as agent for the Holders, Avi Arad, Isaac Perlmutter, and Morgan Stanley & Co. Incorporated.

                                 SIGNATURES
                                 ----------

          After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  December 7, 2001

                                      WHIPPOORWILL ASSOCIATES, INC.


                                      By: /s/ David A. Strumwasser
                                          --------------------------------
                                          Name:  David A. Strumwasser
                                          Title: Managing Director

                                 Exhibit E
                                 ---------

Pursuant to Rule 12b-32 under the Act, the Voting Agreement, dated November 30, 2001, by and between the Issuer and Whippoorwill, as agent for the Holders, Avi Arad, Isaac Perlmutter, and Morgan Stanley & Co. Incorporated, is incorporated by reference to Exhibit 10.8 of the Issuer's Current Report on Form 8-K filed with the SEC on December 4, 2001.